Filed by Vivendi Universal, S.A.
                                        Pursuant to Rule 425 under the
                                        Securities Act of 1933
                                        Deemed filed under Rule 14a-12

                                        Subject Company: MP3.com, Inc.
                                        Registration Statement
                                        File Number: 333-64754